

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 13, 2009

Mr. Gregory B. Maffei
Chief Executive Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Re: Liberty Media Corporation
Preliminary Proxy Materials on Form PreR14A
Filed on April 3, 2009
File No. 1-33982

Form 10-K for the Fiscal Year ended December 31, 2008
Filed on February 27, 2009
File No. 1-33982

Dear Mr. Maffei:

　　　　We have reviewed your filings and have the following comments. Please amend the filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers, page 1

What stockholder vote is required to approve each of the proposals?

1. We note your response to prior comment five from our letter dated February 20, 2009, however are unable to determine where you have made the requested revision. Please advise or revise.

Part I: The Split-Off Proposals

Accounting Treatment, page 70

2. You indicate in your response to comment 22 that you do not believe that the Liberty Entertainment tracking stock was created in contemplation of the split-off. However, we note the disclosure on page 46 of the Proxy statement stating that "the Liberty Media board considered several alternatives to the reclassification, including a spin-off of the assets acquired in the News Exchange, and ultimately decided that Liberty Media should retain these new assets, but that these assets were so significant and different that the creation of a separate group to which these assets would be attributed was in the best interests of stockholders." In this regard, tell us in more detail why you believe that you had not contemplated the split-off at the date of the creation of the tracking stock.

Liquidity and Capital Resources, page C-7

3. We note your response to prior comment five from our letter dated February 20, 2009. Please revise to clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond. If so, please state the length of time for which existing funds will be sufficient.

Form 10-K for the Fiscal Year ended December 31, 2008

Note 3 – Summary of Significant Accounting Policies

Intangible Assets, page II-56

4. We note that goodwill accounted for 17% of total assets as of December 31, 2008 and that most of the goodwill balance is related to QVC. We note your statement that while QVC results of operations have been adversely impacted by the current economic environment, QVC passed its Step 1 test and you believe that QVC's long lived assets including its goodwill are recoverable.   In light of the

significance of your goodwill balance and the $1.5 million impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

    1) the discount rates for each reporting unit and how those discount rates were determined,

    2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

    3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Provide a table showing:

    1) the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

    2) using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

- In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

* * * * *

As appropriate, please revise your preliminary proxy materials in response to these comments. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3257 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: via facsimile

Renee L. Wilm, Esq.
212-259-2503